SHEARMAN & STERLING LLP

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(55) 11 3702 2227                                                          PARIS
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sfrautschi@shearman.com                                                SAO PAULO
                                                                       SINGAPORE
                                                                           TOKYO
August 17, 2005                                                          TORONTO
                                                                WASHINGTON, D.C.
BY EDGAR AND FACSIMILE

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405
Fax: (202) 772-9205


                     Tele Norte Celular Participacoes S.A.,
                 Form 20-F for the year ended December 31, 2004
                              File No. 333-09514-09


Dear Mr. Spirgel:

         Tele Norte Celular Participacoes S.A., (the "Company") has received the Staff's comment letter dated July 26, 2005 concerning the above-referenced filing on Form 20-F. On behalf of the Company, we advise you as follows regarding your comments as noted below:

SEC Comment No. 1.

         We note that you breached certain financial covenants contained in credit agreements entered into with BNDES and other parties in 2002, 2003 and 2004. Tell us how you applied the guidance in EITF 86-30 in determining the proper classification of long-term debt in each of these years.

Response to Comment No. 1.

As of December 31, 2004, the Company was in violation of the certain covenants in its credit agreement with BNDES and other parties. The Company obtained a waiver from BNDES and

           Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the
                State of Delaware, which laws limit the personal
                             liability of partners.

from the other parties prior to issuance of the financial statements. The lender provided the company with a waiver of the effects of the breach of the covenants at December 31, 2004. No grace period was provided to cure the breach of covenant. At the time the waiver was granted the company expected to cure the event of default by the time of the next contractual measurement date (the date at which the covenants would next be evaluated for possible breach). By the time the 2004 Form 20F was filed the company's short-term projections indicated that it would clear the covenants at the interim measurement date of June 30, 2005. This has proven to be the case. Accordingly, no reclassification of long-term debt balances to current liabilities, as would otherwise have been required by EITF 86-30, was necessary.

As of December 31, 2003, the Company was in violation of certain covenants in its credit agreement with the Export and Development Corporation - EDC. The Company obtained waivers prior to issuance of the financial statements and certain financial ratios were amended on terms more favorable to the Company. The lender provided the Company with a waiver of the effects of the breach of the covenants at December 31, 2003. No grace period was provided to cure the breach of covenant. Since then, the Company has not breached any financial covenants with EDC. Accordingly, no reclassification of long-term debt balances to current liabilities, as would otherwise have been required by EITF 86-30, was necessary.

As of December 31, 2002, the Company was in violation of the certain covenants in its credit agreement with BNDES and other parties. The company obtained a waiver from BNDES and other parties prior to issuance of the financial statements and certain financial covenants were amended on terms more favorable to the Company. The lender provided the Company with a waiver of the effects of the breach of the covenants at December 31, 2002. No grace period was provided to cure the breach of covenant. Accordingly, no reclassification of long-term debt balances to current liabilities, as would otherwise have been required by EITF 86-30, was necessary.

SEC Comment No. 2.

We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were "effective to ensure that material information relating to us was made known to them by others within our company particularly during the period in which this annual report and accounts was being prepared." Please confirm for us that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. In addition, please revise your disclosure in future filings.

Response to Comment No. 2.

The Company confirms that management, with the participation of the CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2004. Based on this evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required

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

to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure. As requested, the Company will revise its disclosure in future filings to better reflect its compliance with Rule 13a-15(e).

SEC Comment No. 3.

We note your disclosure that "there were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, no were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions" (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Response to Comment No. 3.

The Company confirms that there was no change in its internal control over financial reporting that occurred during its 2004 fiscal year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. As requested, the Company will revise its disclosure in future filings to better reflect the disclosure required by Item 308(c) of Regulation S-K.

SEC Comment No. 4.

It appears that the captions "cost of services" and "gross profit" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation in future filings to either reclassify the applicable depreciation to "cost of services" or remove the caption "gross margin" and indicate the amount of applicable depreciation that is excluded from "cost of services."

Response to Comment No. 4.

Consistent with SAB 11:B, the Company will remove the caption "Gross margin" and indicate the amount of applicable depreciation excluded from "Cost of services" in future filings.

SEC Comment No. 5.

Tell us how you considered the guidance in EITF 01-14 in determining that it is appropriate to present revenues net of each of the taxes on telecommunications services that are described at page 27.

Response to Comment No. 5.

The Company has followed guidance provided by EITF 01-14 in presenting revenues net of taxes on telecommunications services. The taxes that have been netted against gross revenues include ICMS (Tax on Circulation of Goods and Services), PIS (Social Integration Program) and COFINS (Contribution to Financing Social Security). These taxes are determined on a value-added basis (taxes paid on allowable inputs are offset against taxes determined upon sale to the Company's customers) and are passed directly on to the Company's customers. Based on the collective weight of the EITF 99-19 indicators (placing an emphasis on the primary obligor indicator) the Company submits that the characterization of reimbursements received for these expenses incurred as revenue is appropriate.

FUST (Contribution for the Fund for Universal Access to Telecommunications Services) and FUNTTEL (Contribution for the Fund of Telecommunications Technological Development) are imposed on certain operating revenues after deduction of the value-added taxes mentioned above and discounts. These two taxes may not be passed directly on to customers.

The other tax on telecommunications services, called FISTEL (Telecommunication Inspection Fund), consists of two types of fees: (i) a fee assessed on telecommunication stations upon the issuance of their authorization certificates; and (ii) an annual operations inspection fee that is based on the number of authorized stations in operation at the end of the previous calendar year. FISTEL may not be directly passed on to customers.

Therefore, FUST, FUNTTEL and FISTEL taxes are levied directly on the Company's operations and are included in "Cost of services."

SEC Comment No. 6.

Explain for us in more detail your accounting treatment for the future tax benefits associated with the legal reorganization whereby Telpart contributed assets to you. Specifically, clarify how you account for the usage of the deferred tax assets and the issuance of shares to Telpart for the amount of the tax benefits recognized. In addition, tell us whether this transaction relates to the capitalization of retained earnings, discussed at page F-20. Clarify your statement that this capitalization does not involve the issuance of additional shares. Tell us the effect, if any, of each of these transactions on your earnings per share calculation under SFAS 128.

Response to Comment No. 6.

On December 27, 1999, as permitted by Article 157 of Brazilian Corporate Law and Instructions N(degree). 31/84, 319/99 and 320/99 of the Comissao de Valores Mobiliarios, or CVM (the Brazilian Securities Commission), Telpart Participacoes S.A., a major shareholder of the Company, subscribed for and paid in, through transfer of its investment and corresponding goodwill asset ("Goodwill") in the Company, 100% of the capital in a new entity, called "30 de Agosto Participacoes S.A."

The objective of the down-stream merger, or the legal reorganization, was to assure realization of the tax benefits arising from the amortization of the Goodwill paid over book value of R$147,932 thousand on its acquisition of shares of the Company by transferring to the Company the tax benefit arising from the amortization of the Goodwill. The purchase consideration included 64,501,151,125 shares in the Company and the corresponding Goodwill. The down-stream merger of 30 de Agosto Participacoes S.A. was approved by the shareholders on December 28, 1999, whereupon 30 de Agosto Participacoes S.A was merged into the Company. In the down-stream merger, the shareholders of Telpart Participacoes S.A. received shares of the Company in exchange for their shares in 30 de Agosto Participacoes S.A.

Under Brazilian GAAP and Brazilian Corporate and Tax Law, goodwill is generally not tax deductible and represents the difference between consideration paid and the book and tax value of the underlying assets. By effecting a downstream merger, the goodwill is converted to a deferred asset (`Deferred charge'), which is tax deductible. This transaction does not change the Brazilian or US GAAP book basis, though it does increase the tax basis of the assets.

For US GAAP purposes, in accordance with EITF 94-10, tax effects caused by transactions with shareholders are not included in the Company's statement of operations but rather in equity. Therefore, the Company recorded a deferred tax asset of R$48,818 thousand with an offsetting amount recorded in Capital reserve. The deferred tax asset will be realized as the tax benefits are recognized for local tax purposes over a period of up to 10 years.

In accordance with Brazilian Corporate law, the Company may issue shares (pro rata both common and preferred) based on the different pricing criteria permitted by such law to the contributing shareholder for the amount of the tax benefits recognized by the Company. However, the minority shareholders will be given the right to purchase their pro rata share of this capital stock increase in order to prevent dilution. In the event the minority shareholders do not exercise their preemptive rights, these shares will be issued to the majority shareholders.

These potential shares are considered contingent shares and since it is not possible to determine the pricing criteria the Company will use, these shares are not included in either basic or diluted earnings per share calculation, in accordance with SFAS 128.

This transaction does not relate to the capitalization of retained earnings mentioned in Note 9(a) to the financial statements.

Under Brazilian GAAP these transactions were originally booked by recording an asset for the full amount of the Deferred charge against a Capital reserve (Additional paid-up capital). The Deferred charges are being amortized over 10 years. As the asset was amortized, an amount equal to approximately 34% of the amortization expense was capitalized from the Capital reserve and shares issued. An amount equal to the balance (approximately 66%) was capitalized but without issuance of new shares. The Brazilian Securities Commission - CVM instructed companies to modify this procedure in 2001 or retroactively in 2000 (reversing the 66% portion of the asset and the corresponding reserve). The capitalization in 2003 relates to a complement of the 2000 capitalization. The capitalization (without issuance of new shares) under US GAAP reflects this adjustment. Under US GAAP, as explained above, from inception, only the tax effect of the asset was recorded.

SEC Comment No. 7.

Describe for us in more detail how you calculated your net loss per share for common and preferred stock for the year ended December 31, 2004. Tell us how you accounted for the dividends paid to preferred shareholders of R$4,363.

Response to Comment No. 7.

Brazilian preferred shares are considered to be common stock equivalents and dividends are not treated as a deduction from income. Preferred shares have preference on liquidation but share equally in losses. The net loss per share is allocated to common and preferred shares to the extent that each security may share in losses as if all of the losses for the period had been allocated. The total losses allocated to each security are determined by the amount allocated for the participation feature.

The total losses allocated to each security are divided by the number of outstanding shares of the security to which the losses are allocated to determine the EPS for the security.

As disclosed in Note 3(m) to the financial statements, the Company expects to adopt the guidance provided by EITF 03-06 "Participating Securities and the Two-Class Method under SFAS No. 128, "Earnings per Share" during the year ending December 31, 2005.

As mentioned above, Brazilian preferred shares are considered to be common stock equivalents and dividends are not treated as a deduction from income. Therefore, the dividends paid to preferred shareholders of R$4,363 in 2004 were accounted under shareholders equity.

SEC Comment No. 8.

Tell us your basis for offsetting the fair value of your swap assets and liabilities, rather than presenting the assets and liabilities on a gross basis.

Response to Comment No. 8.

Note 17 to the financial statements disclosed the fair value of total assets and liabilities related to cross-currency rate swap agreements and the net unrealized results. Although the unrealized gain and losses of the individual swap contracts were presented on the balance sheet on a net basis, the fair values of such contracts were presented on a gross basis, segregating assets and liabilities as follows:

                                                                 December 31,
                                                  ----------------------------
                                                         2004            2003
                                                  ------------  --------------
Current Assets
Investment - cross currency interest rate swap          4,853               -

Non-current assets
Investment - cross currency interest rate swap              -           8,479

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

Non-current liabilities
 Cross currency interest rate swap                      4,724           2,582

Non-current liabilities
 Cross currency interest rate swap                     14,530               -

                                                  ------------  --------------
Net investment (liability)- swap agreements          (14,401)           5,897
                                                  ============  ==============
The individual swap contracts are designed to exchange the risk of holding a US dollar fixed interest instrument for a Brazilian Real variable interest (CDI) instrument. This compound instrument can only be settled on a net basis. This presentation is consistent with FIN 39.

In future filings, the Company will present the disclosure in the notes to the financial statements on a basis consistent with the presentation in the balance sheet.

SEC Comment No. 9.

We note that the exercise price of the options under Plan B are subject to adjustment by an inflation index. Tell us how you considered these changes in the exercise price in determining whether variable accounting was required for these options under the guidance in FIN 44. In addition, tell us how you accounted for the reduced exercise price resulting from the 20% discount from the market price at the date of grant and your basis in the accounting literature.

Response to Comment No. 9.

Because the exercise price of the options is subject to indexation, the Plan B is considered to be a variable plan under APB 25. The accounting treatment applied has been consistent with Question 11(a) of FIN 44, in that any reduction to the exercise price of a fixed stock option award requires variable accounting for that award from the date of the modification until the date the award is exercised, is forfeited, or expires unexercised.

Since the launch of Plan B, the Company has calculated the compensation expense over the vesting period of the options based on the exercise price at year end adjusted for inflation and the market price of the stock options at year end. However, no compensation expense was recorded as the market price of the underlying stock was below the exercise price.

The board of directors of the Company approved changes to Plan B effective from December 29, 2003, repricing new options by granting a 20% discount to the market price at the date of grant. As the options were issued on December 29, 2003, no compensation expense was recorded for the year ended December 31, 2003. The FAS 123 disclosures of pro forma net income EPS were not applicable for 2003 as the options were only outstanding two days and differences in fair value were immaterial.

                  Other information

The Company understands that a comment related to the Company was included in the Staff's comment letter to Telemig Celular Participacoes S.A., as follows:

SEC Comment No. 6.

We note your disclosure that R$14,030 of the provision relating to ICMS tax was reversed to selling, general and administrative expenses in 2004, while the accrual for this contingency decreased by R$57,726 from R$69,021 at December 31, 2003 to R$11,295 at December 31, 2004. Tell us and disclose, in future filings, how you accounted for the remainder of the decrease. Similarly, tell us and disclose where you recorded the increase in your provision for the FISTEL fund from R$13,063 at December 31, 2003 to R$34,227 at December 31, 2004.

Response to Comment No. 6.

Tele Norte Celular Participacoes S.A. will disclose in future filings the manner by which the decrease of the ICMS tax provision was effected in 2004. The decrease in the provision of R$57,726 thousand was represented by:

ICMS

In thousands of Brazilian reais
December 31, 2003 - outstanding balance                         69,021
Reversal to selling, general and administrative expense        (14,030)
Offset of a provision and related charges                      (60,595)
New provisions and indexation charges                           16,899
December 31, 2004 - outstanding balance                         11,295

Offset of a provision and related charges: In December 2004, the State of Amazonas was granted the right to instruct the court to release the Company's escrow deposit of R$ 60,595 thousand to the State treasury. This was granted despite the State not having obtained an unappealable favorable ruling. The Company had fully provided against the loss of this deposit in the past. The provision for ICMS, net of the deposit, was not affected.

FISTEL

The increase in the FISTEL provision was recorded in "Cost of services," which is consistent with the Company's accounting as described in our response to Comment No. 5 above.

In accordance with the requests at the end of your letter, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (011-55-11) 3702-2227 or Mr. Ricardo Perpetuo of the Company at (011-55-31) 9950-2977 .

                                                   Very truly yours,

                                                   /s/ Sky Frautschi


cc:  Melissa Hauber - Staff Accountant - Securities and Exchange Commission
     Carlos Pacho - Senior Assistant Chief Accountant - Securities and Exchange Commission
     Antonio Jose Ribeiro dos Santos - Tele Norte Celular Participacoes S.A.
     Ricardo Del Guerra Perpetuo - Tele Norte Celular Participacoes S.A.
     Leonardo Dias - Tele Norte Celular Participacoes S.A.
     Wayne Carnall - PricewaterhouseCoopers LLP
     Ivan Clark - PricewaterhouseCoopers Auditores Independentes
     Joao Costa - Ernst & Young Auditores Independentes S/S
     Andrew Janszky - Shearman & Sterling LLP
     Jason Comerford - Shearman & Sterling LLP


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